Form C

Cover Page

Name of issuer:

Just One More Film LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: TN

Date of organization: 4/25/2025

Physical address of issuer:

1216 West Broadway Ave
Maryville TN 37803

Website of issuer:

https://www.twinboltmedia.com/just-one-more

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for

out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Film Financing Waterfall Agreement

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$300,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or

involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Just One More Film LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kaleb Cook	Senior Producer of Film	Penn State University	2025
Kyler Cook	English Teacher	Loy Norrix High School	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kaleb Cook	CEO	2025
Kaleb Cook	Managing Member/Co-Founder/Director	2025
Kyler Cook	CEO	2025
Kyler Cook	Managing Member/Co-Founder/Director	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kaleb Cook	Membership Interest	50.0
Kyler Cook	Membership Interest	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to

the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS AGREEMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF THE COMPANY WILL BE MADE BY THE MANAGER OF COMPANY (THE "MANAGER") IN THE MANAGER'S SOLE DISCRETION. THE SUCCESS OF THE PICTURE WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGER, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE MANAGER, THE COMPANY AND THE PICTURE. ALTHOUGH THE MANAGER BELIEVES THAT THE MANAGER HAVE THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGER WILL PERFORM ADEQUATELY OR THAT THE COMPANY'S OPERATIONS WILL BE SUCCESSFUL. FINANCIERS WILL RECEIVE AN ECONOMIC INTEREST IN THE PICTURE, BUT SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE COMPANY OR THE PICTURE. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN FINANCIER WILL HAVE NO RIGHT TO VOTE ON, OR TO VETO ACTIONS OF THE MANAGER, WILL HAVE NO CREATIVE CONTROL, AND MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE FINANCIER'S DISSENT FROM SUCH ACTIONS. UNLESS OTHERWISE DISCLOSED BY THE MANAGER, NEITHER THE COMPANY, THE MANAGER NOR ANY OF THE MANAGER'S ADVISORS HAS MANAGED OR PRODUCED A FEATURE FILM PREVIOUSLY, AND NO ASSURANCE CAN BE HAD THAT THEIR EFFORTS WILL BE SUCCESSFUL FOR THE PICTURE.

LIMITED OPERATING HISTORY – THE COMPANY

LIMITED OPERATING HISTORY – THE COMPANY HAS BEEN IN EXISTENCE FOR A VERY SHORT PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. FURTHERMORE, THE COMPANY HAS NOT PRODUCED OR DISTRIBUTED A FULL-LENGTH MOTION PICTURE. THE COMPANY AND THE MANAGER HAVE, AND WILL CONTINUE TO, ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FULL-LENGTH FEATURE FILM, BUT NO ASSURANCES CAN BE GIVEN THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

MANAGER'S CONFLICTS OF INTEREST – THE MANAGER IS NOT REQUIRED TO RENDER EXCLUSIVE SERVICES IN CONNECTION WITH THE PICTURE OR THE COMPANY. THE MANAGER, THE PRODUCTION TEAM AND THE TALENT HAVE INTERESTS IN A VARIETY OF ACTIVITIES OTHER THAN ACTING AS MANAGER TO THE COMPANY, INCLUDING INVOLVEMENT WITH THE PRODUCTION OF OTHER FILMS. IN ADDITION, THE MANAGER, THE PRODUCTION TEAM AND THE TALENT MAY ORGANIZE COMPANIES THAT ARE SIMILAR TO THE COMPANY IN THE FUTURE. ANY OF THE MANAGER MAY BE A PRINCIPAL IN, OR HAVE PROFIT INTEREST IN, THE COMPANY. ACCORDINGLY, CONFLICTS OF INTEREST MAY ARISE IN THE ALLOCATION OF SUCH MANAGER'S, THE PRODUCTION TEAM'S AND/OR THE TALENT'S TIME BETWEEN THE COMPANY AND ONE OR MORE OF THESE OTHER ACTIVITIES. ADDITIONALLY, THE MANAGER MAY ENTER INTO SERVICES AGREEMENTS WITH THE COMPANY. THE TERMS OF SUCH AGREEMENTS MAY NOT BE THE RESULT OF AN ARMS-LENGTH TRANSACTION, BUT BE CONSIDERED TO BE EQUAL TO, OR LESS THAN, INDUSTRY STANDARDS FOR THE ASSOCIATED SERVICES RENDERED TO THE COMPANY.

INDEMNIFICATION – UNDER CERTAIN CIRCUMSTANCES, THE MANAGER WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGER'S ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING

– THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, RESULTING IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGER PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGER, DO NOT ALWAYS USE CAPITAL IN THE MOST EFFICIENT MANNER. THUS, THE COMPANY AND THE MANAGER MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGER. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN ADDITIONAL DILUTION OF EACH OFFEREE'S INVESTMENT.

LIABILITY OF FINANCIERS – FINANCIERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY DISTRIBUTION MADE FROM THE COMPANY TO FINANCIERS, IF, AFTER DISTRIBUTION IS MADE, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, EXCLUSIVE OF LIABILITIES TO THE FINANCIERS ARISING ON ACCOUNT OF THEIR RESPECTIVE INTERESTS IN THE COMPANY.

INCOME TAX CONSEQUENCES – THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY WHICH SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE FINANCIER TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE FINANCIER. EACH PROSPECTIVE FINANCIER IS URGED TO CONSULT HIS OR HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL (AS WELL AS STATE AND LOCAL) INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

COMPETITIVE INDUSTRY – SOME SEGMENTS OF THE MOTION PICTURE INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE COMPANYS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PICTURE. THE PICTURE WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH

MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS LARGER MOTION PICTURE PRODUCTION COMPANIES AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

COMMERCIAL SUCCESS – THE PICTURE'S SUCCESS IS PRIMARILY DEPENDENT ON AUDIENCE ACCEPTANCE OF THE PICTURE, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND NEVER RELEASED. MANY FILMS ARE RELEASED EACH YEAR, WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM UNITED STATES THEATRICAL DISTRIBUTION. FOREIGN AND ANCILLARY MARKETS HAVE THEREFORE BECOME INCREASINGLY IMPORTANT. LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION.NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PICTURE BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE (WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED) DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS UPON THE PUBLIC'S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE FINANCIERS THAT THE PICTURE WILL GENERATE ENOUGH REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FOR THE PICTURE.

PRODUCTION – PARTICULARLY AS PRODUCED BY INDEPENDENT FILMMAKERS, EACH MOTION PICTURE IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES AND

WITH ITS OWN MANAGEMENT, EMPLOYEES AND EQUIPMENT AND ITS OWN BUDGETARY REQUIREMENTS. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PICTURE ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY THE COMPANY'S INSURANCE FOR THE PICTURE, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

DEPENDENCE ON KEY PERSONNEL – THE COMPANY'S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGER'S ADVISORS. NEITHER THE COMPANY NOR THE MANAGER MAINTAINS KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY'S AND THE MANAGER'S SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGER TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PICTURE. THE COMPANY'S AND THE MANAGER'S INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGER'S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION RELATED INSURANCE FOR THE PICTURE, RESULTING IN CERTAIN LOSSES RELATING TO ANY OF THE PICTURE'S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGER'S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE.

LABOR DISPUTES – THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING BUT NOT LIMITED TO UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION

AND, HENCE, RETURN TO FINANCIERS COULD BE DELAYED OR DIMINISHED.

AUDIENCE APPEAL – THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES AND SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

COST OVERRUNS – THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND THE CONTROL OF THE COMPANYS. SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS, ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PICTURE.

DISTRIBUTION – THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS WHO ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS. THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PICTURE OR THAT THE PICTURE CAN OR WILL BE DISTRIBUTED PROFITABLY OR THAT THE PICTURE WILL BE DISTRIBUTED AT ALL.

LONG-TERM PROJECT – THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME. PRE-PRODUCTION ON A PICTURE MAY EXTEND FOR TWO TO THREE MONTHS OR MORE. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS OR MORE. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY AND OF THE PICTURE SPECIFICALLY MAY

CONTINUE FOR YEARS BEFORE GROSS RECEIPTS OR NET PROCEEDS MAY BE GENERATED, IF AT ALL.

FOREIGN DISTRIBUTION – FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PICTURE IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS RECEIPTS.

FINANCIERS LAST IN LINE – A MOTION PICTURE TYPICALLY GOES FROM THE COMPANY TO THE DISTRIBUTOR WHO IN TURN MAY SEND IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO SEND IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE COMPANY. THE PROBLEM FOR THE FINANCIERS WITH THIS SYSTEM IS THAT SUCH INVESTING FINANCIERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY, IN NEGOTIATING A DISTRIBUTION DEAL, HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME DEFINED LEVEL OF THE PICTURE'S REVENUE STREAM, REVENUES TO THE COMPANY, AND THUS TO FINANCIERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

INDUSTRY CHANGES – NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGER OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE

MANAGER NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM AND PROFITABILITY OF THE PICTURE. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE OFFEREES THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS DVDS, WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS. COMPANY'S BUSINESS, OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

PICTURE'S LIABILITIES – THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PICTURE. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION AND DISPOSITION OF THE PICTURE.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Kaleb Cook and Kyler Cook are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 7.9% WeFunder fee, 92.1% Production (crew salaries, equipment rentals, set design, location fees, etc)

If we raise: **$300,000**

Use of Proceeds: 40% Production, 28% Post Production (edit, color, sound, theatrical finishing work) 11.1% Marketing and Festivals, 8% Vendor Payroll, Admin Ops, 2% Travel and Networking/Sales, 3% Legal, 7.9% WeFunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted

on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company,

the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

FILM FINANCING WATERFALL AGREEMENT: Investors receive a **120%** return on principal + share in **50%** of net profits after all expenses have been paid.

RECOUPMENT. Provided that Company has completed the Offering, and Financier is not in breach of this Agreement, Company agrees to repay to Financier the Financing Amount, together with a **120%** premium thereon ("Financier Recoupment"), solely from Gross Receipts (if any) in accordance with this Paragraph.

"Gross Receipts" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Company or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel, prequel, or remake), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Company or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts may be subject only to deduction of the distribution fees and distribution costs of a third-party distributor(s) of the Picture, and recoupments by third party providers of Print & Advertising expenses. Company shall not enter into any other agreements which provide a share of Gross Receipts which would result in a reduction of the Gross Receipts without Financier's approval. Gross Receipts, if any, of the Picture shall be allocated in the following order:

a. First, to the payment of the following:

i. Collection Account Management Agreement: All Gross Receipts from the exploitation of the Picture pursuant to the distribution agreements and tax incentives for the Picture, after deduction for any distributors and/or sub-distributor's fees and out-of-pocket distribution and marketing costs and any taxes withheld shall be deposited or remitted into the Collection Account controlled by the Collection Account Manager, and shall be distributed in the order as set forth in this waterfall priority order of recoupment herein. Financier shall be a beneficiary of such CAMA. Financier shall have auditing and accounting rights no less favorable than any other party to the CAMA; thereafter, to the extent any remains

ii. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and

expenses incurred by Company in connection with the processing of payments to profit participants on the Picture; thereafter, to the extent any remains

iii. All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, guild or union residuals in connection with the Picture and not otherwise reimbursed to Company until the distributor confirms responsibility for those amounts, (if ever), the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; thereafter, to the extent any remains

iv. Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; thereafter, to the extent any remains and

v. Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Company or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months; thereafter, to the extent any remains

b. Next, to the payment of any loans (if applicable), plus reasonable interest thereon; thereafter, to the extent any remains

c. Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective Financing Amounts provided, until all financiers, including Financier, have received one hundred percent (100%) of the Financing Amounts, plus a premium of twenty percent (20%) of the Financing Amounts, if ever; thereafter, to the extent any remains

d. Next, for the payment of any actual Deferments (if any), which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "Deferments" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; thereafter, to the extent any remains, and

e. Finally, to Net Receipts. "Net Receipts," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (d) above. Company shall receive Fifty Percent (**50%**) of Net Receipts, which such Net Receipts shall be disbursed to Company, cast, and other talent participants in Net Receipts as determined by Company in its good faith discretion (provided such participations do not exceed Fifty Percent (**50%**) of One Hundred Percent (100%) of Net Receipts) ("Company's Net Receipts") and the other Fifty Percent (**50%**) of Net Receipts shall be "Financiers' Net Receipts." Financier shall receive on a pro rata, pari passu basis such percentage of Financiers' Net Receipts equal to the percentage that the Financing Amount advanced to Company represents to the actual Final Director Cost, which may exceed the estimated Production Budget as set forth herein. For the avoidance of doubt, all third-party participations in Defined Net Proceeds other than those of the Financier and Third-Party Financiers shall be borne out of the Company's' Net Receipts. Accordingly, for example purposes only, if the Financing Amount is $200,000 and the Final Direct Cost of the Picture is $1,000,000, then Financier's amount of Net Receipts shall be Ten Percent (10%) of One Hundred Percent (100%) of Net Receipts or Twenty Percent (20%) of the

Net Receipts or Twenty Percent (20%) of the Financiers' Net Receipts.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified by mutual agreement between the issuer and investors, subject to compliance with applicable securities laws. Any material changes will be disclosed to investors, and if required, investors will be given the option to reconfirm or withdraw their investment before such changes take effect.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal

equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

Describe any other rights:

The securities offered are non-equity Revenue Participation Notes. Investors do not receive common stock, units, options, or any ownership interest in the LLC. These notes entitle investors to receive 120% repayment of their investment from film revenue, followed by a pro-rata share of 50% of Net Profits. Investors have no voting rights, conversion rights, or liquidation preferences.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.Additional risks related to the rights of

other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may

have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or

potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Private investors
Issue date	07/10/25
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 08/18/25
Current with payments	Yes

120% return on principal + 50% of net profits after all expenses have been recouped.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or

guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is raising funds to produce a faith-based feature tackling the opioid crisis—told with the grit and artistry of the A24-style.

Milestones

Just One More Film LLC was organized in the State of Tennessee in April 2025.

Since then, we have:

- Partnered with Kyle & Kenny Saylors, producers of Angel Studios' "His Only Son", a $14M success!

- $300,000 raised in previous round!

- Original song by Dream Label artist Allan Scott, featured and performed in the film.

- Main Cast includes viral comedian Christian McCartney (8M+ social media followers)

- Investors have the potential to recoup 120% of their principal, + 50% pro-rata share of the backend.

- Production Tax incentives pay back 25% of all Production film spending in Pennsylvania.

- A portion of proceeds will support faith-based rehab clinics working to fight addiction

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in April 2025 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended April 25th, 2025, the Company had revenues of $0.

- *Assets*. As of April 25th, 2025, the Company had total assets of $0, including $0 in cash.

- *Net Income*. The Company has had net income of $0 through April 25th, 2025.

- *Liabilities*. The Company's liabilities totaled $0 through April 25th, 2025.

Liquidity & Capital Resources

To date, the Company has been financed with $300k in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Just One More Film LLC cash in hand is $286,153.37, as of July 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,628/month, for an average burn rate of $4,628 per month. Our intent is to be profitable in 24 months.

There have been no material changes or significant trends in our finances or operations since the date covered by our financial statements.

We do not expect to generate revenue in the next 3–6 months. The Company will only begin generating revenue once Just One More is completed and successfully distributed, which is uncertain and dependent on securing full funding and distribution agreements. Estimated expenses over the next 3–6 months are $547,000, primarily

over the next 3-6 months are $547,000, primarily for pre-production, production deposits, legal, and marketing activities related to the fundraising campaign.

The Company is not yet profitable. Profitability will depend on the completion and successful distribution of Just One More, which is uncertain and contingent on securing full funding. We estimate that approximately $547,000 in total funding (including amounts already raised) is needed to complete the film. If successfully completed and distributed, we anticipate reaching profitability within 12-18 months after release, though this timeline is dependent on distribution performance and market conditions.

We've raised $300k through private fundraising as a REG D 506B offering to private individuals that we know.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kaleb Cook, certify that:

(1) the financial statements of Just One More Film

LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Just One More Film LLC included in this Form reflects accurately the information reported on the tax return for Just One More Film LLC filed for the most recently completed fiscal year.

Kaleb Cook
~~Senior Producer~~ of Film

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

　　i. at the time of the filing of this offering statement bars the person from:

　　　　A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

　　　　B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

　　　　C. engaging in savings association or credit union activities? ☐ Yes ☑ No

　　ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

　　i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

　　ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

　　iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

　　i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

　　ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL

INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.twinboltmedia.com/just-one-more/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or

repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Just One More Film LLC Film Financing Waterfall

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kaleb Cook
Kyler Cook

Appendix E: Supporting Documents

Just_One_More_Film_LLC_OA.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Just One More Film LLC

By

Kaleb Cook

Writers/Directors/Producers

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Twinbolt Media

Writers/Directors/Producers
8/19/2025

Kaleb Cook

Writers/Directors/Producers
8/19/2025



Kyler Cook

Managing Member
8/19/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.